SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                    Report on Form 6-K dated October 26, 2004

                           Commission File No. 0-28578

                             DASSAULT SYSTEMES S.A.
                             ----------------------
                              (Name of Registrant)

         9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
         ---------------------------------------------------------------
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                          Form 20-F X      Form 40-F
                                   ---              ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes       No X
                                    ---      ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes       No X
                                    ---      ---

 Indicate by check mark whether by furnishing the information contained in this
     Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                 Yes       No X
                                    ---      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


                                   ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated October 26, 2004, announcing third quarter performance and reconfirming 2004 financial objectives.

[DASSAULT SYSTEMES logo]

 For immediate release:

          DASSAULT SYSTEMES REPORTS SOLID THIRD QUARTER PERFORMANCE AND
                      RECONFIRMS 2004 FINANCIAL OBJECTIVES


PARIS, FRANCE, October 26, 2004 - Dassault Systemes (DS) (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA), a worldwide leading software developer of product lifecycle management (PLM) solutions, reported financial results for the third quarter and nine months ended September 30, 2004.

Third Quarter Financial and Business Highlights
     o Total revenue (euro)188.0 million, up 7% as reported and up 10% in constant currencies
     o   EPS (euro)0.28 (up 17%) on U.S. GAAP basis
     o   EPS up 12% to (euro)0.28 excluding acquisition costs
     o Software revenue (euro)156.7 million, up 3% as reported and up 6% in constant currencies
     o   PDM revenue up 11% as reported and up 14% in constant currencies
     o   Design-centric revenue up 16% as reported (up 26% in U.S. dollars)
     o   Reconfirming 2004 and initiating preliminary 2005 financial objectives
     o   DS and RAND Worldwide announce European SMB initiatives

 "The third quarter was a period of significant accomplishments across our businesses with major wins in our target industries, the introduction of our latest V5 PLM releases and solid financial results. I believe Dassault Systemes is well positioned to deliver strong financial results for 2004 based upon our solid performance through the third quarter of this year and our fourth quarter outlook," commented Bernard Charles, President and Chief Executive Officer of Dassault Systemes.


Revenue
Total revenue in the 2004 third quarter increased 7% to (euro)188.0 million as reported and increased 10% in constant currencies compared to the third quarter of 2003 where total revenue was (euro)176.3 million. The growth in total revenue reflected increases in both software and service revenue.

In the third quarter of 2004 software revenue, representing 83% of total revenue, increased 3% to (euro)156.7 million and increased 6% in constant currencies. Recurring software revenue represented 55% of total software revenue in the third quarter of 2004. New CATIA and SolidWorks seats licensed in the third quarter of 2004 increased 4% to 14,002 seats, compared to 13,478 seats in

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9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE, Tel : + 33 1 40
99 40 99 - Fax : +33 1 42 04 45 81 - http://www.3ds.com


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

the year-ago quarter. CATIA seats licensed decreased 4% as anticipated. SolidWorks licenses increased 14% compared to the year-ago quarter. Service revenue increased sharply in the third quarter of 2004 with service revenue rising 30% to (euro)31.3 million and increasing 34% in constant currencies compared to the year-ago quarter. Similar to the second quarter, the strong increase in service revenue was attributable to an increase in PLM projects already underway with customers.

Process-centric revenue, including PDM (Product Data Management) revenue, totaled (euro)153.0 million in the third quarter of 2004, compared to
(euro)146.0 million in the year-ago quarter. Process-centric revenue increased 5% as reported and 8% in constant currencies in comparison to the third quarter of 2003. PDM revenue increased 11% as reported and 14% in constant currencies in comparison to the year-ago quarter. PDM revenues totaled (euro)23.7 million in the third quarter of 2004 and represented 13% of total revenue.

In the Design-centric segment, SolidWorks' revenue increased 16% as reported (26% if reported in U.S. dollars) to (euro)35.0 million in the third quarter of 2004, compared to (euro)30.3 million in the year-ago period. SolidWorks' had a very large number of wins in the third quarter, with approximately two-thirds of the wins representing decisions to migrate from 2D drafting tools. Among its newest customers is F.L. Smidth of Denmark, who will be licensing 200 seats of SolidWorks software.

Operating Income and Margin, EPS and Financial Position

Thibault de Tersant, Executive Vice President and CFO of Dassault Systemes, commented, "Our third quarter came in on target for revenue, operating margin and earnings. We were particularly pleased with the level of earnings growth, continuing the positive trend of the last four quarters."

Operating income increased 8% to (euro)46.1 million in the third quarter of 2004 (24.5% operating margin), compared to (euro)42.6 million in the year-ago quarter (24.2% operating margin). Operating income before acquisition costs increased 5% to (euro)46.3 million in the third quarter of 2004, compared to (euro)44.0 million in the year-ago quarter. The operating margin before acquisition costs declined slightly to 24.6% in the third quarter of 2004, compared to the third quarter of 2003 where the operating margin was 25.0% before acquisition costs.

Earnings per share increased 17% to (euro)0.28 per diluted share in the third quarter of 2004, compared to (euro)0.24 per diluted share in the year-ago quarter. Earnings per share before acquisition costs increased 12% to (euro)0.28 per diluted share in the third quarter of 2004, compared to (euro)0.25 per diluted share in the third quarter of 2003. The strong increases in earnings per share, as reported and before acquisition costs, primarily reflected growth in revenue, operating income and financial revenue. Net income increased 19% to
(euro)32.3 million in the third quarter of 2004, compared to (euro)27.1 million in the year-ago period. Net income before acquisition costs increased 15% to
(euro)32.3 million in the third quarter of 2004, compared to (euro)28.2 million in the third quarter of 2003.

The Company's financial position remained very strong, with cash and short-term investments totaling (euro)551.4 million at September 30, 2004. Net cash provided by operations was (euro)29.7 million for the third quarter of 2004.


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9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE, Tel : + 33 1 40
99 40 99 - Fax : +33 1 42 04 45 81 - http://www.3ds.com

Nine Months Financial Highlights
     o Total revenue (euro)556.7 million, up 6% as reported and up 9% in constant currencies
     o   EPS (euro)0.83 (up 22%) on U.S. GAAP basis
     o   EPS up 18% to (euro)0.84 excluding acquisition costs
     o Software revenue (euro)464.5 million, up 3% as reported and up 7% in constant currencies o Process-centric revenue (euro)452.1 million, up 4% as reported and up 7% in constant currencies
     o PDM revenue (euro)66.1 million, up 12% as reported and up 16% in constant currencies
     o Design-centric revenue (euro)104.6 million, up 14% as reported (up 25% in U.S. dollars)


Strategy, Technology and Partnerships

"During the quarter we had several strategic wins, including Siemens ICM in consumer electronics, Northrop Grumman in shipbuilding and Hydro-Quebec in the hydroelectric power industry that clearly confirm the competitive strengths of our PLM software as we pursue our diversification into new industries. We introduced Version 5, Release 14 for Product Lifecycle Management, bringing advanced collaboration functionalities and further strengthening of our product offer. From a channel perspective, we have worked hard over the last year with our partners to better address the small and medium-size business market opportunity (SMB market) in the Americas, in particular. We were, therefore, pleased by the 32% revenue growth in constant currencies delivered in the Americas this quarter. We now want to use the same approach to further enhance our PLM SMB business in Europe and, in connection with this plan, we have signed a letter of intent with RAND Worldwide. SolidWorks, providing significant leadership in the design-centric market, had outstanding results in the third quarter, delivering revenue growth of 26% in U.S. dollars, demonstrating our success in converting 2D users to our 3D software solutions," commented Bernard Charles, President and Chief Executive Officer of Dassault Systemes.

In a separate press release issued today, Dassault Systemes and Rand A Technology Corporation, operating as RAND Worldwide, announced their intentions to reorganize their strategic European partnership for sales of Product Lifecycle Management solutions. In connection with this decision, Dassault Systemes will acquire RAND Worldwide's subsidiaries in the United Kingdom, Sweden, Germany and Switzerland, plus the subsidiary Rand Technologies C.I.S., Inc., which serves Russia and will also increase its ownership of RAND North America, Inc. (Rand Americas), to 70% from 60%, for an aggregate purchase price of approximately (euro)32 million. Proceeds from the transaction would eliminate RAND Worldwide's current outstanding debt with Dassault Systemes.

Northrop Grumman, one of the world's largest defense and aerospace companies, has selected DS' PLM solutions, including CATIA V5 and ENOVIA Lifecycle Applications to design, build and manage the United States Navy's advanced, 21st-century surface combatant program, the DD(X).

Hydro-Quebec, the largest company in Quebec's energy sector, has selected DS' PLM solutions, including CATIA V5 and SMARTEAM, for the design of its hydroelectric projects. Hydro-Quebec is the first owner-operator in the hydroelectric industry to use digital technology for the design and development of projects including dams, plant facilities and energy distribution infrastructures.

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9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE, Tel : + 33 1 40
99 40 99 - Fax : +33 1 42 04 45 81 - http://www.3ds.com

Siemens ICM, one of the world's largest manufacturers of GSM mobile and cordless phones, has selected Dassault Systemes PLM solutions as its mechanical design platform for production of its cordless and mobile phone products. Siemens will implement CATIA V5, for collaborative product design, and SMARTEAM, for collaborative product data management.

AREVA, through Framatome ANP, its joint subsidiary with Siemens, has selected Dassault Systemes PLM solutions, including CATIA and SMARTEAM, for all of its units in France and abroad.

F.L. Smidth of Denmark, the world's leading supplier of cement production technology, has selected SolidWorks software as its 3D mechanical design standard in order to increase the company's engineering efficiency and productivity in designing cement-making equipment and plants. F. L. Smidth, a long-time 2D software user, is implementing 200 licenses of SolidWorks software.

Dassault Systemes released Version 5 Release 14 (V5R14) of its Product Lifecycle Management portfolio, comprised of CATIA for collaborative product development, ENOVIA and SMARTEAM for product data and lifecycle management, collaboration, and decision support and DELMIA Product Lifecycle Management solution for digital development of factory and production processes.

     o The new release "Imagine and Work as a Global Team" introduces breakthrough technologies for industrial design and improved collaborative product development. For example, a new Workpackage Exchange product enables companies across the value chain to exchange detailed product definitions, promote concurrent relational design, and protect corporate intellectual property.
     o A revolutionary new CATIA Imagine and Shape product extends V5 PLM to industrial designers by enabling them to explore product ideas more rapidly, while permitting last-minute styling modifications for greater product success.
     o A new web-based ENOVIA LCA (Lifecycle Applications) navigator provides role-specific access to PLM information throughout the enterprise. Engineers and non-engineers alike can navigate product, process, and resource information they require to perform their jobs.
     o DELMIA V5R14 offers an efficient collaborative workspace within the manufacturing community.

Dassault Systemes introduced 3D XML for PLM (Extensible Markup Language for Product Lifecycle Management), a universal, lightweight XML-based format that enables users to capture and share live, accurate 3D data quickly and easily. 3D XML compresses highly complex data, with file sizes up to 99 percent smaller than those of existing formats. The new format will greatly enhance collaboration around 3D information. Dassault Systemes has incorporated the 3D XML format in its entire line of products - CATIA, DELMIA, ENOVIA, SMARTEAM, SolidWorks and Spatial - and will incorporate it into further releases of its solutions. 3D XML leverages and extends Lattice Technology's XVL solutions and expertise as part of a partnership announced in July.


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9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE, Tel : + 33 1 40
99 40 99 - Fax : +33 1 42 04 45 81 - http://www.3ds.com

Business Outlook

"We are reconfirming our 2004 objectives for revenue growth of about 9% in constant currencies and EPS growth of about 16% in constant currencies before acquisition costs. Our operating margin before acquisition costs is likely to be equivalent to or slightly better than our 2003 operating margin of 29.0%, based upon our revenue outlook for the fourth quarter, investment plans and key currency exchange rate assumptions. For the purposes of calculating reported revenue and EPS objectives, we continue to maintain our assumption of a U.S. dollar to Euro exchange rate of $1.25 per (euro)1.00 leading to full year objectives of about (euro)795 million for reported revenue, and EPS of about
(euro)1.35 before acquisition costs.


"We are initiating our preliminary 2005 financial objectives at this time. We believe the Company is positioned to accelerate revenue growth in constant currencies. Our initial financial objectives are based upon a stable global economic environment, the continuation of interest we see in our target markets for our software products and solutions as well as the completion of the new agreement with RAND Worldwide. More specifically, our preliminary financial objectives are for revenue growth of approximately 11% to 12% in constant currencies, accompanied by a stable operating margin in comparison to 2004. Accordingly, our revenue objective is approximately (euro)875-885 million based upon the same exchange rate assumptions as for the 2004 fourth quarter," commented Thibault de Tersant.


Major Press Release Highlights

--------------------------------------------------------------------------------
October 13, 2004        Dassault Systemes Unveils 3D XML for Product Lifecycle
                        Management.

--------------------------------------------------------------------------------
October 13, 2004        Siemens ICM Selects PLM Solutions from Dassault Systemes
                        and IBM.

--------------------------------------------------------------------------------
October 13, 2004        AREVA Selects Dassault Systemes and IBM PLM Solutions
                        for Development of its Industrial Equipment.

--------------------------------------------------------------------------------
October 12, 2004        Dassault Systemes and Alma Establish CAA V5 Partnership.

--------------------------------------------------------------------------------
October 12, 2004        Dassault Systemes and CIMPA Announce CAA V5 Software
                        Partnership Agreement.

--------------------------------------------------------------------------------
October 12, 2004       Magestic Systems Joins Dassault Systemes CAA V5 Software
                       Partner Community.

--------------------------------------------------------------------------------
October 11, 2004       Dassault Systemes Teams with Volvo IT to Deploy ENOVIA V5
                       at Volvo Penta.

--------------------------------------------------------------------------------
October 11, 2004       Dassault Systemes and Fakespace Establish CAA V5 Software
                       Partnership.

--------------------------------------------------------------------------------
September 28, 2004     Dassault Systemes and IBM Announce Version 5 Release 14
                       of their Product Lifecycle Management Portfolio.
--------------------------------------------------------------------------------


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9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE, Tel : + 33 1 40
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                                       5

--------------------------------------------------------------------------------
September 28, 2004     Delmia Corp. Announces Version 5 Release 14 of its
                       Digital Manufacturing Solutions.

--------------------------------------------------------------------------------
September 7, 2004      SolidWorks Opens New Office in Brazil to Serve
                       Fast-Growing Market for 3D Mechanical Design Software.

--------------------------------------------------------------------------------
August 2, 2004         Daratech Study Names Delmia Corp. as Market Leader in
                       Digital Manufacturing Process Management.
--------------------------------------------------------------------------------


Endnotes:

     1. All comparative figures are given on a year-over-year basis unless specified otherwise.

     2. All financial information is unaudited and reported in accordance with U.S. generally accepted accounting principles (U.S. GAAP). Additional financial information is also presented that is not in conformity with U.S. GAAP, in particular the presentation of operating income, operating margin and earnings per share before acquisition costs (acquisition costs are primarily comprised of technology amortization in addition to other acquisition- related costs). The Company has provided in the tables to this press release and on its website http://www.3ds.com/corporate/investors/reconciliations between U.S.
         GAAP and non-U.S. GAAP figures.

     3. The Company uses constant currency revenue growth to evaluate its financial performance in comparison to prior periods and as a measure of expected growth in planning and setting objectives for future periods. The Company believes this measure is an important indicator of the Company's progress and outlook because it provides a better gauge of the level of change in the business activity as it eliminates any changes arising from currency fluctuations. The Company believes the presentation of this measure is relevant and useful for investors because it allows investors to view revenue growth in a manner similar to the method used by the Company's management, helps improve investors' ability to understand the Company's revenue growth, and makes it easier to compare DS' results with other companies, including competitors, whose reporting currency may be different from DS. Constant currency revenue growth, as calculated by the Company, may not be comparable to similarly titled measures employed by other companies.


Conference call information
The Company will host a teleconference call today, Tuesday, October 26, 2004 at 3:00 PM CET/2:00 PM London/9:00 AM New York. The conference call will be available via the Internet by accessing http://www.3ds.com/corporate/investors/. Please go to the website at least fifteen minutes prior to the call to register, download and install any necessary audio software. The webcast teleconference will be archived for 30 days. Financial information to be discussed in the call will be available on the Company's website prior to commencement of the teleconference http://www.3ds.com/corporate/investors/. Additional investor information can be accessed at http://www.3ds.com/corporate/investors/ or by calling Dassault Systemes' Investor Relations at 33.1.40.99.69.24.

Statements above that are not historical facts but express expectations or objectives for the future, including but not limited to statements regarding the Company's objectives for 2004 revenue growth in constant currencies, 2004 reported revenue growth, 2004 operating margin growth objective before acquisition costs, 2004 EPS objective before acquisitions costs and preliminary 2005 revenue objective in constant currencies and 2005 operating margin objective are forward-looking statements (within the meaning of Section 21E of the 1934 Securities Exchange Act, as amended). Such forward-looking statements are based on management's current views and


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9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE, Tel : + 33 1 40
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                                       6
assumptions and involve known and unknown risks and uncertainties. Actual results or performances may differ materially from those in such statements due to, among other factors: (i) currency fluctuations, (ii) reduced corporate spending on IT infrastructure as a result of changing economic or business conditions that could negatively affect market demand for our products and services, (iii) difficulties or adverse changes affecting our partners or our relationships with our partners, including our longstanding, strategic partner, IBM, (iv) new product developments and technological changes, and (v) errors or defects in our products. Unfavorable changes in any of the above or other factors described in the Company's SEC reports, including the Form 20-F for the year ended December 31, 2003, which was filed with the SEC on June 30, 2004, could materially affect the Company's financial position or results of operations.


About Dassault Systemes
As world leader in PLM (Product Lifecycle Management) solutions, the Dassault Systemes group brings value to more than 70,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systemes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to maintenance. Its offering includes integrated PLM solutions for product development (CATIA(R), DELMIA(R), ENOVIA(R), SMARTEAM(R)), mainstream product design tools (SolidWorks(R)), and 3D components (ACIS(R)) from Spatial Corp. Dassault Systemes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com
                               (Tables to follow)






CONTACT:
--------

Dassault Systemes:                             Financial Dynamics:
Didier Gaillot/Valerie Agathon/                Harriet Keen
Geraldine Nithart-Riva                         44.20.7831.3113
33.1.40.99.69.24                               Emma Rutherford/
                                               Jean-Benoit Roquette/
                                               Nelly Dimey/Lorie Lichtlen
                                               33.1.47.03.68.10


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9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE, Tel : + 33 1 40
99 40 99 - Fax : +33 1 42 04 45 81 - http://www.3ds.com


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


                                DASSAULT SYSTEMES
                            NON-U.S. GAAP KEY FIGURES

3rd QUARTER
-----------

in millions of Euro, except per share data, headcount and exchange rates.

                                      3Q04            3Q03           Variation
                                  ----------------------------------------------
Process-Centric excluding PDM         129.3           124.6              4%
PDM                                   23.7            21.4              11%
Design-Centric                        35.0            30.3              16%
Revenue                               188.0           176.3              7%
           Americas                   60.6            49.9              21%
           Europe                     83.4            79.2               5%
           Asia                       44.0            47.2              (7%)
Operating Income (1)                  46.3            44.0               5%
Operating Margin (1)                  24.6%           25.0%
Net Income (1)                        32.3            28.2              15%
EPS (1)                               0.28            0.25              12%
Closing Headcount                     4,363           4,063              7%

Average Rate USD per Euros            1.22            1.12               9%
Average Rate JPY per Euros             134             132               2%

(1) Excluding acquisition costs. For U.S. GAAP figures, please refer to reconciliation tables


NINE MONTHS ENDED
-----------------

in millions of Euro, except per share data, headcount and exchange rates.

                                      YTD04           YTD03          Variation
                                  ----------------------------------------------
Process-Centric excluding PDM         386.0           376.0               3%
PDM                                   66.1            59.0               12%
Design-Centric                        104.6           92.0               14%
Revenue                               556.7           527.0               6%
           Americas                   162.3           152.5               6%
           Europe                     251.4           239.0               5%
           Asia                       143.0           135.5               6%
Operating Income (1)                  142.8           127.8              12%
Operating Margin (1)                  25.7%           24.3%
Net Income (1)                        97.4            81.7               19%
EPS (1)                               0.84            0.71               18%

Average Rate USD per Euros            1.23            1.11               10%
Average Rate JPY per Euros             134             131                2%

(1) Excluding acquisition costs. For U.S. GAAP figures, please refer to reconciliation tables


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9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE, Tel : + 33 1 40
99 40 99 - Fax : +33 1 42 04 45 81 - http://www.3ds.com

                                DASSAULT SYSTEMES
          CONSOLIDATED STATEMENT OF INCOME DATA PREPARED IN ACCORDANCE
                                 WITH U.S. GAAP
                  (in millions of Euro, except per share data)

                                                   Three Months Ended                                Nine Months Ended
                                             September 30,          September 30,            September 30,         September 30,
                                                  2004                  2003                      2004                  2003
                                          -------------------   --------------------      -------------------   -------------------

Software                                           156.7                 152.2                     464.5                 449.1
Service and Other                                   31.3                  24.1                      92.2                  77.9
                                          -------------------   --------------------      -------------------   -------------------
           Total Revenue                  (euro)   188.0        (euro)   176.3            (euro)   556.7        (euro)   527.0

Software                                             5.2                   5.1                      15.0                  16.5
Service and Other                                   25.3                  19.4                      75.9                  65.9
                                          -------------------   --------------------      -------------------   -------------------
         Total Cost of Revenue            (euro)    30.5        (euro)    24.5            (euro)    90.9        (euro)    82.4
           Gross Profit                   (euro)   157.5        (euro)   151.8            (euro)   465.8        (euro)   444.6
Research and Development                            55.1                  53.6                     162.6                 159.8
Marketing and Sales                                 44.8                  41.4                     125.8                 121.1
General Administration                              11.3                  12.8                      34.6                  35.9
Acquisition Costs                                    0.2                   1.4                       1.3                   4.9
                                          -------------------   --------------------      -------------------   -------------------
Total Research, Selling, Administration   (euro)   111.4        (euro)   109.2            (euro)   324.3        (euro)   321.7
and Acquisition expenses
                                          ===================   ====================      ===================   ===================
           Operating Income (1)           (euro)    46.1        (euro)    42.6            (euro)   141.5        (euro)   122.9
Financial revenue and Other                          2.7                   1.0                       6.9                   2.6
                                          -------------------   --------------------      -------------------   -------------------
Income before income taxes                          48.8                  43.6                     148.4                 125.5
Income tax expense                                (16.5)                (16.5)                    (52.1)                 (47.9)
                                          -------------------   --------------------      -------------------   -------------------
           Net Income (1)                 (euro)    32.3        (euro)    27.1            (euro)    96.3        (euro)    77.6
                                          ===================   ====================      ===================   ===================
Basic net income per share                (euro)    0.29        (euro)    0.24            (euro)    0.85        (euro)     0.69
                                          ===================   ====================      ===================   ===================
   Diluted net income per share (1)       (euro)    0.28        (euro)    0.24            (euro)    0.83        (euro)     0.68
                                          ===================   ====================      ===================   ===================
Basic weighted average shares                      113.2                 112.9                     113.2                  113.1
outstanding (in millions)
                                          ===================   ====================      ===================   ===================
Diluted weighted average shares                    116.2                 114.8                     116.0                  114.3
outstanding (in millions)

(1) Excluding acquisition costs, operating income and net income would have been as follows:

Operating Income                          (euro)    46.3        (euro)    44.0            (euro)   142.8        (euro)   127.8
                                          ===================   ====================      ===================   ===================
Net Income                                (euro)    32.3        (euro)    28.2            (euro)    97.4        (euro)    81.7
                                          ===================   ====================      ===================   ===================
Diluted net income per share              (euro)    0.28        (euro)    0.25            (euro)    0.84        (euro)    0.71
                                          ===================   ====================      ===================   ===================


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9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE, Tel : + 33 1 40
99 40 99 - Fax : +33 1 42 04 45 81 - http://www.3ds.com


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


Supplemental Disclosures Regarding Non-U.S. GAAP Financial Information:
Excluding Acquisition Costs

The following table sets forth the Company's Consolidated Statement of Income Data excluding acquisition costs for the three months and nine months ended September 30, 2004. In particular, the table presents operating income, operating margin and earnings per share before acquisition costs (acquisition costs are primarily comprised of technology amortization in addition to other acquisition-related costs).

The Company uses these non-U.S. GAAP measures, among other things, to evaluate the Company's operating performance and for planning and setting objectives for future periods. The Company believes these non-U.S. GAAP measures are useful to investors because they provide an alternative method for measuring the operating performance of the Company's business by isolating the effect of acquisition costs, which do not impact the underlying business. In addition, these measures are among the primary measures used externally by analysts for purposes of valuation and the comparing operating performance of the Company to other companies in the industry.

Since these measures of performance are not calculated in accordance with U.S. GAAP, they should not be considered in isolation of, or as a substitute for, operating income, operating margin and earnings per share including acquisition costs, as an indicator of operating performance.




--------------------------------------------------------------------------------
9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE, Tel : + 33 1 40 99 40 99 - Fax : +33 1 42 04 45 81 - http://www.3ds.com

                                DASSAULT SYSTEMES
               NON-U.S. GAAP CONSOLIDATED STATEMENT OF INCOME DATA
                               PERCENTAGE VARIANCE
                          (EXCLUDING ACQUISITION COSTS)

                  (in millions of Euro, except per share data)



                                                          Three Months Ended

                                                September 30,           September 30,         Variation
                                                    2004                     2003
                                           ---------------------    --------------------    ---------------

Software                                            156.7                    152.2                3.0%
Service and Other                                    31.3                     24.1               29.9%
                                           ---------------------    --------------------
           Total Revenue                    (euro)  188.0            (euro)  176.3                6.6%

Software                                              5.2                      5.1                2.0%
Service and Other                                    25.3                     19.4               30.4%
                                           ---------------------    --------------------
       Total Cost of Revenue                (euro)   30.5            (euro)   24.5               24.5%
           Gross Profit                     (euro)  157.5            (euro)  151.8                3.8%
Research and Development                             55.1                     53.6                2.8%
Marketing and Sales                                  44.8                     41.4                8.2%
General Administration                               11.3                     12.8              (11.7%)
                                           ---------------------    --------------------
Total Research, Selling, Administration     (euro)  111.2            (euro)  107.8                3.2%
                                           =====================    ====================
           Operating Income                 (euro)   46.3            (euro)   44.0                5.2%
Financial revenue and Other                           2.7                      1.0               170.0%
                                           ---------------------    --------------------
Income before income taxes                           49.0                     45.0                8.9%
Income tax expense                                 (16.7)                   (16.8)                N/S
                                           ---------------------    --------------------
           Net Income                       (euro)   32.3            (euro)   28.2               14.5%
                                           =====================    ====================
Diluted net income per share                (euro)   0.28            (euro)   0.25               12.0%
                                           =====================    ====================
Diluted weighted average shares
outstanding (in millions)                           116.2                    114.8



--------------------------------------------------------------------------------
9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE, Tel : + 33 1 40 99 40 99 - Fax : +33 1 42 04 45 81 - http://www.3ds.com

                                DASSAULT SYSTEMES
                      CONSOLIDATED STATEMENT OF INCOME DATA
                    RECONCILIATIONS NON-U.S. GAAP / U.S. GAAP

                  (in millions of Euro, except per share data)



                               Three Months Ended



                                                  September 30, 2004                             September 30, 2003
                                    ---------------------------------------------     ---------------------------------------------

                                        Reported     Acquisition      Excluding           Reported     Acquisition      Excluding
                                                                     Acquisition                                       Acquisition
                                         Amount         Costs           Costs              Amount         Costs           Costs
                                    ----------------------------------------------   -----------------------------------------------

Software                                   156.7                          156.7              152.2                          152.2
Service and Other                           31.3                           31.3               24.1                           24.1
                                    ---------------                ---------------   ----------------               ----------------
           Total Revenue            (euro) 188.0                   (euro) 188.0      (euro)  176.3                  (euro)  176.3

Software                                     5.2                            5.2                5.1                            5.1
Service and Other                           25.3                           25.3               19.4                           19.4
                                    ---------------                ---------------   ----------------               ----------------
       Total Cost of Revenue        (euro)  30.5                   (euro)  30.5      (euro)   24.5                   (euro)  24.5
           Gross Profit             (euro) 157.5                   (euro) 157.5      (euro)  151.8                   (euro) 151.8
Research and Development                    55.1                           55.1               53.6                           53.6
Marketing and Sales                         44.8                           44.8               41.4                           41.4
General Administration                      11.3                           11.3               12.8                           12.8
Acquisition Costs                            0.2          (0.2)             -                  1.4           (1.4)            -
                                    ---------------                ---------------   ----------------               ----------------
Total Research, Selling,            (euro) 111.4                   (euro) 111.2      (euro)  109.2                  (euro)  107.8
Administration
                                    ===============                ===============   ================               ================
           Operating Income         (euro)  46.1                   (euro)  46.3      (euro)   42.6                  (euro)   44.0
Financial revenue and Other                  2.7                            2.7                1.0                            1.0
                                    ---------------                ---------------   ----------------               ----------------
Income before income taxes                  48.8                           49.0               43.6                           45.0
Income tax expense                        (16.5)          (0.2)          (16.7)              (16.5)         (0.3)           (16.8)
                                    ---------------                ---------------   ----------------               ----------------
           Net Income               (euro)   32.3                  (euro)  32.3      (euro)   27.1                  (euro)   28.2
                                    ===============                ===============   ================               ================
Diluted net income per share        (euro)   0.28                  (euro)  0.28      (euro)   0.24                  (euro)   0.25
                                    ===============                ===============   ================               ================
Diluted weighted average shares             116.2                         116.2              114.8                          114.8
outstanding (in millions)


--------------------------------------------------------------------------------
9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE, Tel : + 33 1 40 99 40 99 - Fax : +33 1 42 04 45 81 - http://www.3ds.com

                                DASSAULT SYSTEMES
               NON-U.S. GAAP CONSOLIDATED STATEMENT OF INCOME DATA
                               PERCENTAGE VARIANCE
                          (EXCLUDING ACQUISITION COSTS)

                  (in millions of Euro, except per share data)



                                Nine Months Ended

                                                      September 30,           September 30,
                                                          2004                     2003             Variation
                                                 ---------------------     -------------------     --------------

Software                                                  464.5                   449.1                 3.4%
Service and Other                                          92.2                    77.9                18.4%
                                                 ---------------------     -------------------
           Total Revenue                         (euro)   556.7            (euro) 527.0                 5.6%

Software                                                   15.0                    16.5                (9.1%)
Service and Other                                          75.9                    65.9                15.2%
                                                 ---------------------     -------------------
       Total Cost of Revenue                     (euro)    90.9            (euro)  82.4                10.3%
           Gross Profit                          (euro)   465.8            (euro) 444.6                 4.8%
Research and Development                                  162.6                   159.8                 1.8%
Marketing and Sales                                       125.8                   121.1                 3.9%
General Administration                                     34.6                    35.9                (3.6%)
                                                 ---------------------     -------------------
Total Research, Selling, Administration          (euro)   323.0            (euro) 316.8                 2.0%
                                                 =====================     ===================
           Operating Income                      (euro)   142.8            (euro) 127.8                11.7%
Financial revenue and Other                                 6.9                     2.6               165.4%
                                                 ---------------------     -------------------
Income before income taxes                                149.7                   130.4                14.8%
Income tax expense                                       (52.3)                  (48.7)                 N/S
                                                 ---------------------     -------------------
           Net Income                            (euro)    97.4            (euro)  81.7                19.2%
                                                 =====================     ===================
Diluted net income per share                     (euro)    0.84            (euro)  0.71                18.3%
                                                 =====================     ===================
Diluted weighted average shares outstanding               116.0                   114.3
(in millions)



--------------------------------------------------------------------------------
9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE, Tel : + 33 1 40 99 40 99 - Fax : +33 1 42 04 45 81 - http://www.3ds.com

                                DASSAULT SYSTEMES
                      CONSOLIDATED STATEMENT OF INCOME DATA
                    RECONCILIATIONS NON-U.S. GAAP / U.S. GAAP

                  (in millions of Euro, except per share data)



                                Nine Months Ended


                                                 September 30, 2004                            September 30, 2003
                                  ----------------------------------------------   ---------------------------------------------

                                      Reported     Acquisition      Excluding          Reported      Acquisition      Excluding
                                       Amount         Costs        Acquisition          Amount          Costs        Acquisition
                                                                      Costs                                             Costs
                                  ----------------------------------------------   ---------------------------------------------

Software                                  464.5                          464.5            449.1                          449.1
Service and Other                          92.2                           92.2             77.9                           77.9
                                  ---------------                ---------------   ----------------               ----------------
           Total Revenue          (euro)  556.7                  (euro)  556.7     (euro) 527.0                   (euro) 527.0

Software                                   15.0                           15.0             16.5                           16.5
Service and Other                          75.9                           75.9             65.9                           65.9
                                  ---------------                ---------------   ----------------               ----------------
       Total Cost of Revenue      (euro)   90.9                  (euro)   90.9     (euro)  82.4                   (euro)  82.4
           Gross Profit           (euro)  465.8                  (euro)  465.8     (euro) 444.6                   (euro) 444.6
Research and Development                  162.6                          162.6            159.8                          159.8
Marketing and Sales                       125.8                          125.8            121.1                          121.1
General Administration                     34.6                           34.6             35.9                           35.9
Acquisition Costs                           1.3       (1.3)                -                4.9            (4.9)           -
                                  ---------------                ---------------   ----------------               ----------------
Total Research, Selling,          (euro)  324.3                  (euro)  323.0     (euro) 321.7                   (euro) 316.8
Administration
                                  ===============                ===============   ================               ================
           Operating Income       (euro)  141.5                  (euro)  142.8     (euro) 122.9                   (euro) 127.8
Financial revenue and Other                 6.9                            6.9              2.6                            2.6
                                  ---------------                ---------------   ----------------               ----------------
Income before income taxes                148.4                          149.7            125.5                          130.4
Income tax expense                       (52.1)       (0.2)             (52.3)           (47.9)          (0.8)          (48.7)
                                  ---------------                ---------------   ----------------               ----------------
           Net Income             (euro)   96.3                  (euro)   97.4     (euro)  77.6                   (euro)  81.7
                                  ===============                ===============   ================               ================
Diluted net income per share      (euro)   0.83                  (euro)   0.84     (euro)  0.68                   (euro)  0.71
                                  ===============                ===============   ================               ================
Diluted weighted average shares           116.0                          116.0            114.3                          114.3
outstanding (in millions)



--------------------------------------------------------------------------------
9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE, Tel : + 33 1 40 99 40 99 - Fax : +33 1 42 04 45 81 - http://www.3ds.com

                                DASSAULT SYSTEMES
                      CONDENSED CONSOLIDATED BALANCE SHEETS


                              (in millions of Euro)




                                                  September 30, 2004        December 31, 2003
                                                ----------------------    ---------------------
ASSETS
Cash and short-term investments                             551.4                     439.7
Accounts receivable, net                                    165.4                     227.6
Other assets                                                326.4                     297.2
                                                ----------------------    ---------------------
Total assets                                     (euro)   1,043.2            (euro)   964.5
LIABILITIES
AND SHAREHOLDERS' EQUITY
Total liabilities                                           321.5                     306.8
Shareholders' equity                                        721.7                     657.7
                                                ----------------------    ---------------------
Total liabilities and shareholders' equity       (euro)   1,043.2            (euro)   964.5



--------------------------------------------------------------------------------
9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE, Tel : + 33 1 40 99 40 99 - Fax : +33 1 42 04 45 81 - http://www.3ds.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              DASSAULT SYSTEMES S.A.


         Date: October 26, 2004               By:    /s/ Thibault de Tersant
                                                     -----------------------
                                              Name:  Thibault de Tersant
                                              Title: Executive Vice President,
                                                     Finance and Administration